Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Crescent Energy Company for the registration of Class A Common Stock, preferred stock and warrants and to the incorporation by reference therein of our report dated February 24, 2025, relating to the consolidated financial statements of Vital Energy, Inc. as of and for the years ended December 31, 2024 and 2023, included in Crescent Energy Company’s Current Report on Form 8-K dated October 8, 2026, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
October 8, 2026